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                                [PREMISYS LOGO]

                                October 27, 1999

To Our Stockholders:

    I am pleased to inform you that on October 20, 1999, Premisys Communications, Inc., a Delaware corporation (the "Company" or "Premisys"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Zhone Technologies, Inc., a Delaware corporation ("Parent" or "Zhone"), and Zhone Acquisition Corp., a Texas corporation and wholly owned subsidiary of Parent ("Purchaser"). Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock, $0.01 par value (the "Shares"), for $10.00 per share, net to the seller in cash without interest. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which, among other things, any and all remaining Shares of Premisys Common Stock, other than Shares purchased by Purchaser, will be converted into the right to receive $10.00 per share in cash, without interest.

    YOUR BOARD OF DIRECTORS (I) HAS UNANIMOUSLY DECIDED TO RECOMMEND THAT THE COMPANY ACCEPT THE TERMS AND CONDITIONS OF THE OFFER, AS SET FORTH IN THE MERGER AGREEMENT AND RELATED DOCUMENTS, (II) HAS UNANIMOUSLY DECIDED TO RECOMMEND THE OFFER AND THE MERGER, (III) HAS DETERMINED AS OF THE DATE OF THE MEETING AT WHICH THE BOARD TOOK ACTION THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY'S STOCKHOLDERS, RECOMMENDING THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE THE MERGER AGREEMENT (IF REQUIRED) AND (IV) HAS UNANIMOULSY APPROVED THE ACQUISITION OF SHARES BY PURCHASER PURSUANT TO THE OFFER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

    In arriving at its decision, your Board of Directors gave careful consideration to a number of factors, including, among other things, the opinion of Broadview International LLC, the Company's financial advisor, that the offer price for the Company's Common Stock in the Offer and the Merger (referred to in the Merger Agreement as the "Merger Consideration") is fair to the Company's stockholders from a financial point of view. A more complete description of the factors considered by the Board of Directors is set forth in the attached Solicitation/Recommendation Statement on Schedule 14D-9.

    A more complete description of the Offer and the Merger are set forth in the accompanying Offer to Purchase, dated October 27, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. I urge you to read the enclosed material carefully before making a decision with respect to tendering your Shares in the Offer.

                                          Sincerely,

                                          /s/ RAYMOND C. LIN

                                          Raymond C. Lin
                                          CHAIRMAN OF THE BOARD